The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

June 11, 2010

Jerard T. Gibson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3473
Fax Number: (703) 813-6984

Re:         Dimus Partners, Inc.
Registration Statement on Form S-1
Filed February 5, 2010
File No. 333-164749

In response to your comment letter dated March 5, 2010, Dimus Partners, Inc. (the “Company,” “Dimus,” “we,” and “us”) has the following responses:

Front Cover Page of the Prospectus, page 3

General

1.           We note the disclosure on your website that discusses your services, engagements and interaction with clients. Please reconcile your disclosure in the prospectus with the disclosure on your website or advise.

RESPONSE:

The Company has revised its disclosures to reflect its proposed services as stated on its website.  The Company believes that the disclosure in the Registration Statement contains all of the material information and business operations information associated with the Company’s operations; however, as the Company’s website is also used for promotional and marketing purposes, certain information disclosed therein has been left out of the Registration Statement disclosure as the Company does not believe that such information materially adds to an investor’s understanding of the Company’s business plan.

2.           Please revise your business or MD&A section to describe the company's plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

RESPONSE:

The Company has provided an overview of its plan of operations for the next 12 months under MD&A as you have requested.

Cover Page of the Prospectus

3.           Please limit the cover page of the prospectus to information that is required by Item 501(b) of Regulation S-K and other information that is key to an investment decision. We note that much of the disclosure on the cover page is very detailed and is repeated elsewhere in the prospectus. It also may be more appropriate to discuss some of these detailed points in the summary rather than on the cover page.

RESPONSE:

The Company has revised the cover page as you have requested.

4.           Please highlight the cross-reference to your risk factors section by prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

RESPONSE:

The Company has further highlighted the cross-reference to its risk factors as you have requested.

Prospectus Summary

5.           Please revise your prospectus summary to provide a brief but clear description of the services that you provide.

RESPONSE:

The Company has revised the prospectus summary to include a brief and clear description of the services that it provides.

6.           Please revise the summary to discuss briefly your historical and current operations. For example, please discuss whether you currently or previously had clients and, if so, please describe in greater detail elsewhere in the prospectus what services the company provided to such clients. We may have further comment.

RESPONSE:

The Company has revised the summary and description of business to briefly describe its historical and current operations as you have requested.

7.           We note your statement on page 5 that you plan to engage companies that are "typically overlooked" by traditional consulting firms. Please provide us with independent, third-party support for these and similar statements throughout the prospectus. If you do not have third-party support, please revise to clarify that these statements constitute your believe and tell us the basis for your belief. Please note that this comment applies to all unsupported statements throughout your prospectus.

RESPONSE:

The Company has revised the disclosure you referenced to state that such statements represent the belief of the Company’s management.  By "typically overlooked" the Company’s management means that based on their collective experience and educational backgrounds, there is a substantial portion of the marketplace that require business consulting products and services that are too small to pay the normally high-priced fees of larger consulting firms.

The Company has also clarified which statements constitute the belief of its management throughout the filing.

8.           We note your reference here and in the business section to 'The Dimus Advantage." Please revise your disclosure in the business section to explain in greater detail "The Dimus Advantage" and how your results-oriented techniques improve the financial positions of your customers.

RESPONSE:

The Company has revised its disclosures to describe in greater detail the “Dimus Advantage”, as you have requested.

Summary of the Offering

9.           Please revise your disclosure in this section to discuss briefly the auditor's going concern opinion.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

Risk Factors

10.           Please revise the introductory narrative in this section to state that the disclosed risk factors address all of the material risks. Please also ensure that all material risks are disclosed in the Risk Factor section.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

11.           Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value as disclosed on page 33. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price. In the alternative, please advise us why such revision is not necessary.

RESPONSE:

The Company has added a risk factor entitled “The Initial Offering Price of This Offering Has Been Arbitrarily Determined By Our Management” disclosing the items you have requested.

12.           Please review your risk factors and eliminate those generic risks applicable to any public company. As an example, we note the first and second risk factors beginning at the top of page 11 regarding disruptions you may experience resulting from current economic conditions, which appear to apply to any company and, more specifically, to companies with current operations. Alternatively, please revise such risk factors to demonstrate risks specific to your business.

RESPONSE:

The Company has eliminated the generic risk factors which the Company believes are not material to an understanding of the risks associated with the Company’s operations.

Directors, Executive Officers. Promoters and Control Persons

13.          We note your disclosure that, "There are no other persons who can be classified as a promoter ... of us." Please note that a promoter is defined in part as any person who directly or indirect takes initiative in founding and organizing the business of an issuer. See Rule 405 of Regulation C. Please confirm to us that Nathan Pettus and James Patton were the founders of Dimus Partners of Nevada.

RESPONSE:

The Company confirms that Nathan Pettus and James Patton were the founders of the Company, and the Company further confirms that there were no other promoters of the Company.

14.           In light of your disclosure in the risk factor at the bottom of page 9 that management will be unable to devote significant time to the development activities and execution of your business due to such officers "employment outside of your business,” please revise your disclosure to concisely describe the potential conflicts of interest that are present and clearly identify all positions held in other businesses which present a conflict of interest in the discharge of their respective duties to your operations. Please also consider explaining why you do not believe that such conflicts will have a negative impact on any decisions made by management.

RESPONSE:

The Company does not believe that the officer’s and Director’s outside employment creates a material risk of conflicts of interest with the Company, as such individual’s fiduciary duties to the Company are clearly spelled out under state and federal law and the Company’s bylaws and the individual’s outside employment is significantly different than the Company’s.  As such, the Company has not added any additional disclosure to the risk factor (other than describing each individual’s outside employment as you have requested).

Interest of Named Experts and Counsel

15.           We note your disclosure that the Loev Law Firm does not have any interest in Dimus Partners. Please reconcile this statement with your disclosure on page 29 that the company agreed to issue David M. Loev 200,000 shares of the company's common stock.

RESPONSE:

The Company has clarified its disclosures regarding Mr. Loev’s 200,000 shares as you requested.

Description of Business

General

16.           Please expand your disclosure in this section to provide all of the information required under Item 101(h)(4) of Regulation S-K.

RESPONSE:

The Company has updated its disclosure to add a discussion of the fact that the Company does not have any patents, trademarks or other intellectual property.  The Company does not believe that any of the other disclosures described in Item 101(h)(4) of Regulation S-K, which have not otherwise been disclosed in the filing as applicable to the Company’s operations.

17.           We note that parts of the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. Please revise accordingly.

RESPONSE:

The Company has revised its business section to remove promotional language as you have requested.

18.           Where possible, please refer to specific existing or probable laws and regulations that may have a significant impact on your business.

RESPONSE:

The Company is not aware of any existing or probable laws and regulations that may have a significant impact on its business and has added disclosure of such under “Need for Government Approval.”

19.           We note your general disclosure throughout the prospectus regarding your proprietary platform and applications. In light of the stated importance of your consulting program to your operations, please expand your current disclosure under this subheading to discuss describe the specific protections, if any, you have for each of your proprietary tools that is material to your operations. Refer to Item 101(h)(4)(vii) of Regulation S-K Please also discuss any plans that you currently have with respect to any specific rights you may grant to customers to utilize your techniques.

RESPONSE:

The Company has added the information you have requested under “Patents, Trademarks and Intellectual Property” and included a new risk factor entitled “If We Are Unable To Adequately Protect Our Intellectual Property Rights Our Business Is Likely To Be Adversely Affected.”

20.           We note from your disclosure on page F-l 1 that the company was formed for the purpose of the development of custom software for the home building industry This appears to be a much narrower focus than the business outlined on pages 21 - 24, Please advise us and revise your description as necessary.

RESPONSE:

The Company has revised its disclosures under page F-11 and in the Registration Statement as whole to more accurately reflect the Company’s planned operations.

Overview

21.           Please expand your disclosure under this heading to clearly describe the mechanics of the exchange agreement. This disclosure should detail the relationship between you and all the parties to the exchange agreement the consideration paid by you, to the extent there was any consideration beyond the stock you have identified, and the source of such consideration. Clarify the reasons for the transaction and include in such discussion a description, as applicable, of any exclusive rights you received to previous content created by the named parties. We may have further comment.

RESPONSE:

The Company has updated its disclosures regarding the Exchange Agreement under “Description of Business” as you have requested.

22.           We note your reference to the trademark protection of "The Dimus Advantage." Please discuss elsewhere in the business section any trademark registrations for this term. See Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:

The Company has clarified that it has not trademarked “Dimus Advantage” at this time.

Target Market

23.           Please revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations.

RESPONSE:

The Company has added a reference under “Target Market” to the description of its business activities as disclosed under “Business Operations.”

Competition

24.           Please revise your discussion in this section to disclose the competitive factors for your industry and also explain why you believe you can compete favorably with respect to these factors relative to other providers, in light of the fact that you have limited operations and assets. Please also identify the negative factors pertaining to your competitive position. Refer to Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

The Company has added the disclosure you requested.

Material Agreements

25.           Please revise your disclosure in this section to discuss the material terms of your customer agreements.

The Company has updated the discussion of the customer agreements it is a party to include all of the material terms of such agreements.  The Company does not have a standard customer agreement, and is not a party to any other customer agreements other than as disclosed in the updated filing.

RESPONSE:

The Company has included a discussion of all customer agreements which it is a party to.

Management's Discussion and Analysis of Financial Condition or Results of Operation

General

26.           We believe your MD&A section could benefit from an "Overview" section that offer investors an introductory understanding of employment placement services that you intend to provide and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company, a discussion of how the company expects to earn revenues and income; the identity of the company's primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

RESPONSE:

The Company has included an “Overview” section as you have requested.

Liquidity and Capital Resources, page 25

27.           We note that you intend to rely on financing to continue and expand your business operations and otherwise satisfy your liquidity requirements beyond the next 12 months. Please revise to discuss the impact on your business if you are unable secure the line of credit or other third-party financing and discuss the likely alternatives for satisfying your capital needs and commitments, including in such discussion how you plan to operate your business on a restricted basis. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

28.           Please discuss the company's cash requirements for next 12 months to continue its operations.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

29.           Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

RESPONSE:

The Company has revised its disclosures to include the information you have requested.

Critical Accounting Policies

Income Taxes

30.           Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

RESPONSE:

The Company has revised its references accordingly.

Certain Relationships and Related Transactions

31.           Please state the names of your promoters and provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

RESPONSE:

As stated above, the Company did not have any promoters other than its founders, Mr. Patton and Mr. Pettus, who are the Company’s officers and Directors, and whose compensation is included under Executive and Director Compensation.

Description of Capital Stock Preferred Stock

32.           Please revise your current disclosure to explain the meaning of "Preferred Stock Designation" as used in your narrative.

RESPONSE:

The Company has revised its disclosure as you have requested.

Note 4 - Commitments

33.           Please expand upon the agreement with a consultant whereby you will pay the consultant 25% of future profits. Based upon the disclosure on page 24, it appears that the consultant only has rights to a portion of the profits generated by that consultant. Please clarify this point, disclose how you differentiate profits generated by the consultant from other profits, if applicable, and whether there is an expiration date to this agreement or if it is to continue indefinitely. Please also revise your disclosure on page F-15 accordingly.

RESPONSE:

The Company has revised the disclosures on pages F-5 and F-15, as requested.

Notes to Consolidated Financial Statements, page F-11

Note 3 - Related Party Transactions, page F-14

34.           We note that you issued 2,000,000 common shares to James Pacey for services rendered. Please disclose the details of this transaction, as it appears that Mr. Pacey is an affiliate of the company. Refer to ASC 850-10-50-1.

RESPONSE:

The Company has revised the disclosures in Note 3.

Note 4 - Capital Stock, page F-14

35.           Please tell us and disclose how you determined the fair value of the 2,000,000 shares issued in April 2008 for services rendered and the 200,000 shares issued in October 2008 for services rendered.

RESPONSE:

The fair value of these shares was determined by management using the par value of the stock at the grant date, since there was no active market for the Company’s stock, and the fair value of the services was not readily apparent. The Company has revised Note 3 and 4 to disclose the above as well.

Part II - Information Not Required in Prospectus

Item 15.    Recent Sales of Unregistered Securities

36.           We note your disclosure that you sold 166,649 shares of common stock to 35 investors pursuant to Rule 506. Please revise to provide a detailed explanation regarding how these sales complied with Rule 506 of Regulation D in accordance with Item 701 (d) of Regulation S-K.

RESPONSE:

The Company has revised its disclosures as you have requested.

Item 16. Exhibits

Exhibit 5.1

37.           Please file a revised legal opinion that more specifically identifies the registration statement pursuant to which the 166,649 shares of common stock are being sold.

RESPONSE:

We have revised the legal opinion to more specifically identify the registration statement as you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate